Power & Digital Infrastructure Acquisition Corp.

321 North Clark Street, Suite 2440

Chicago, IL 60654

February 5, 2021

VIA EDGAR

Office of Energy & Transportation

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Kevin Dougherty

Re:	Power & Digital Infrastructure Acquisition Corp. Registration Statement on Form S-1 File No. 333-252355

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Power & Digital Infrastructure Acquisition Corp. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on February 9, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Debbie P. Yee, P.C., of Kirkland & Ellis LLP, special counsel to the Company, at (713) 836-3630, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Patrick C. Eilers
Patrick C. Eilers
Chief Executive Officer